Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 27, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory and Mary Beth Breslin

Re:	TransCode Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted December 18, 2020
CIK No. 0001829635

Dear Mr. Drory and Ms. Breslin:

This letter is being submitted on behalf of TransCode Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on December 18, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated January 14, 2021, addressed to R. Michael Dudley (the “Comment Letter”). The Company has revised the Draft Registration Statement and is concurrently confidentially submitting amendment No. 1 to its Draft Registration Statement on Form S-1 ("Amendment No.1") together with this response letter, including changes in response to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No.1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No.1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No.1 (marked to show changes from the Draft Registration Statement).

United States Securities and Exchange Commission

January 27, 2021

Draft Registration Statement on Form S-1 submitted December 18, 2020

Prospectus Summary

Overview, page 1

1.	We note your statement here and similar statements elsewhere throughout your draft registration statement that "[i]n preclinical studies, [y]our drug candidate was successfully delivered to existing metastatic lesions, and eliminated metastasis and elicited complete regression without recurrence in 100% of subjects treated in a Stage II/III cancer model." Given the stage of development of your product candidate, please balance this statement by also disclosing material description of the study, including: (i) identifying the drug candidate, (ii) disclosing the number and type of subjects, (iii) whether the study results were statistically significant, including the p-value if applicable and (iv) other material details of your trial design and results. In addition, we note your statement on page 102 that your lead product candidate was used in combination with low dose doxorubicin in preclinical trials. Please advise us on whether or not doxorubicin was also administered in the preclinical study you reference in the summary section. To the extent it was used, please include relevant disclosure here.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on pages 1, 2, 93, 105 and 110 of Amendment No.1 to address the Staff’s comments about the Company’s preclinical animal studies.

2.	Given the current state of development of your product candidates from your TTX platform, please substantiate or provide the basis for your beliefs regarding the potential effectiveness of the TTX platform or otherwise add balancing disclosure. By way of example, we note statements on page 1 that your platform enables you to design product candidates that "are highly efficient at reaching and engaging their targets” and " [yo]ur nanocarrier is poised for immediate clinical translation" and on page 3 where you state your science is "revolutionary."

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on pages 1, 2, 92, 93, 97 and 110 of Amendment No.1 to address the Staff’s comments regarding the Company’s beliefs regarding its TTX platform.

3.	Please amend your disclosure to clarify what makes your platform different from other research platforms, and whether any other research currently employs a similar approach. In particular, explain what you mean when you say your "discovery platform consists of a modular ‘toolbox’," and whether that is unique to your company. If it is not unique, contrast your approach to those of other companies.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on pages 1, 2, 93 and 94 of Amendment No.1 to address the Staff’s comments regarding the Company’s modular toolbox.

United States Securities and Exchange Commission

January 27, 2021

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 3

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

Risk Factors, page 9

5.	Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering of securities to the end of the risk factor section under the caption “General Risk Factors.” Refer to Item 105 of Regulation S-K and SEC Release No. 33-10825.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated its risk factor disclosure to relocate risks that it believes could apply generally to any company or offering of securities to the end of the risk factor section under the caption “General Risk Factors.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and significant judgments and estimates

Stock-based compensation, page 86

6.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its common stock and the reasons for any differences between the recent valuations of its common stock leading up to the planned offering and the midpoint of the estimated offering price.

United States Securities and Exchange Commission

January 27, 2021

Our Pipeline, page 93

7.	Please revise your pipeline tables here and in the graphic immediately proceeding the table of contents to include columns depicting each of Phase 1, Phase 2, and Phase 3 to ensure that all stages in the clinical trial process prior to seeking FDA approval are shown. In addition, we note your references to a certain undisclosed programs in your pipeline table. The pipeline table should be limited to current material product candidates. Please remove from your pipeline tables items that have not yet been identified and are not currently material. To the extent they are material, you should revise the prospectus to identify and describe them.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated its pipeline chart on page 95 of Amendment No.1 to ensure that all stages in the clinical trial process prior to seeking FDA approval are shown and removed references to undisclosed programs.

8.	We note your disclosure that you are currently planning to initiate a Phase 0 trial in 2021 for TTX-MC138. However, your pipeline table suggests that you have already initiated the clinical trial. Please shorten the arrow for TTX-MC138 as appropriate to illustrate the product candidate's current status. In addition, please revise your disclosure in the "Key Anticipated Milestone" column to clarify the milestones and anticipated timing to the extent available. For example, we note that "Tox study; First in Human Study" is unclear.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated its pipeline chart on page 95 of Amendment No.1 to approximately illustrated the current status of TTX-MC138 and clarify the milestones and anticipated timing, if available.

9.	We note references describing your product candidates as well as potential candidates that you have the right to license as "a promising therapeutic," "miRNAs represent promising candidates," "promising target" and other similar statements. Please revise to remove any statements that suggest the safety and efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. In addition, we note your disclosure in figure 5 that you believe that "TTX-MC138 is a first-in-class therapeutic to address metastatic disease." Please remove the term "first-in-class" and any other disclosure that states or implies that your product candidates will be the first approved treatments for an indication.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on pages 95, 99, 102 and 111 of Amendment No.1 to address the Staff’s comments and remove any statements that suggest the safety and efficacy of the Company’s product candidates. The Company has also revised its disclosure on page 101 of Amendment No.1 that states or implies that its product candidates will be the first approved treatments for an indication.

Our approach — Mechanism of action of TTX-MC138, page 102

10.	We note your statement that "[i]n a different study, a group from Tel Aviv University the study concluded that it likely had a robust effect on c-JUN, as illustrated in Fig. 9." Please revise your disclosure to include all material information related to the study, including for example only, the study design, the number of participants, and primary and secondary endpoints. In addition, please include additional narrative disclosure that clearly explains the context for the illustration shown in Fig. 9.

United States Securities and Exchange Commission

January 27, 2021

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on pages 104 and 105 of Amendment No.1 to address the Staff’s comments and include additional information related to the Tel Aviv study group.

11.	We note your statement that "[n]o recurrence of metastatic disease was observed by the end of the study." Please revise your disclosure to clarify how the subjects were observed and the length of time the subjects were observed.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on page 106 of Amendment No.1.

Detailed Objectives of the Phase 0 Trial:, page 106

12.	We note your disclosure that you plan to validate your proprietary companion diagnostic CDx-miR10b against the gold-standard PCR method during the Phase 0 trial. Please expand your disclosure to discuss the specific process you plan to use to compare your CDx diagnostic with the PCR method.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on page 109 of Amendment No.1 to discuss the specific process the Company plans to use to company its CDx diagnostic with the PCR method.

TTX-siPDL1, page 107

13.	We note your statements at the bottom of page 107 where you compare checkpoint inhibitors to your product candidate. Please revise your disclosure to include a discussion of the objective data observed to support your statement that your product candidate "prevent[s] the synthesis of PD-L1 all together rather than blocking its function." Alternatively, please remove the statement. In addition, given the stage of your product candidate please remove your analogy that equates checkpoint inhibitors to "mopping the floor" during a flood whereas your product candidate to "turning off the faucet." We will not object to objective descriptions of the mechanism of action for your product candidates, including objective descriptions of how you believe the potential mechanism of action for your product candidate is different from checkpoint inhibitors.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on page 110 of Amendment No.1 to address the Staff’s comment.

United States Securities and Exchange Commission

January 27, 2021

Results, page 108

14.	Please disclose the overall size of the study as well as the number of mice that received TTX-siPDL1 versus the control group.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the company has revised its disclosure on page 110 of Amendment No.1 to disclose the overall size of the study as well as the number of mice that received TTX-siPDL1 versus the control group.

Competition, page 112

15.	Please expand your disclosure here to describe the competition you face in the diagnostic space.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the company has revised its disclosure on page 117 of Amendment No.1 to expand on the competition the Company may face in the diagnostic space.

Regulation of companion diagnostics, page 123

16.	We note your statement on page 133 that the "success of certain of our product candidates may depend, in part, on the development and commercialization of a companion diagnostic." In your business section, please revise your disclosure to explain how the potential approval of your CDx-miR10b diagnostic tool impacts the timing of potential approval and/or commercialization of TTX-MC138. Please also disclose the impact to potential approval and or/marketing of TTX-MC138 if the diagnostic tool is not approved.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the company has revised its disclosure on pages 97, 108 and 126 of Amendment No.1 to remove references to companion diagnostics and clarify that the potential approval of the Company’s CDx-miR10b diagnostic tool does not impact the timing of potential approval and/or commercialization of TTX-MC138.

Employees, page 133

17.	Please revise to provide a description of your human capital resources as required by Item 101(c)(2)(ii) of Regulation S-K. Refer to SEC Release No. 33-10825.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 136 of Amendment No.1 to address the Staff’s comment and add a description of the Company’s human capital resources.

General

18.	Please revise your graphics throughout as applicable so that the text is legible. For example only, Figure 3 on page 98, Figure 8 on page 102 and Figure 11 on page 103, contain text that is unclear and difficult to read.

United States Securities and Exchange Commission

January 27, 2021

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the graphics throughout Amendment No.1 to ensure that both the images and text are legible throughout.

19.	We note that you have not yet disclosed the exchange on which you will list your common stock. In your next amendment please identify the exchange you plan to list your common stock.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure in Amendment No.1 to identify that it has applied to list its common stock on the Nasdaq Capital Market.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813-8885.

Sincerely,

/s/ Michael J. Rosenberg
Michael J. Rosenberg, Esq.

cc:	R. Michael Dudley, TransCode Therapeutics, Inc.
Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Michael Bison, Esq., Goodwin Procter LLP
Stephen Older, Esq, McGuireWoods LLP
Rakesh Gopalan, Esq, McGuireWoods LLP